December 29, 2005

By Facsimile and U.S. Mail

Morris J. Kramer, Esq.
David J. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

	Re:	Fairmont Hotels & Resorts, Inc.
		Schedule 14D-9
		Filed December 22, 2005

Dear Messrs. Kramer and Friedman:

	We have the following comments on the above-referenced filing:

Schedule 14D-9
1. Tell us what consideration Fairmont gave to disclosing the information that formed the basis for the three financial advisors` opinions.
2. Please provide us annotated copies of the reports cited in your document, including the tables on pages 8 and 10.

The Icahn Offer is Structurally Coercive, page 9
3. Given the disclosure here regarding the choices available to security holders, it is unclear why you refer to the offer as "coercive." Accordingly, please revise the document to remove references to "coercive."
Icahn is Seeking Short Term Profit, page 12
4. Please provide us support for the statements in points 11 and
12
on a supplemental basis.

Compliance of Icahn Offer with Take-Over Bid Rules, page 13
5. On a supplemental basis, please provide us your detailed
analysis
in support of the statement that, "It would appear, based on the disclosure in the Icahn Offer and the 13D filing, by virtue of their terms and method of negotiation, that the call options may not fit within the normal course exemption for the [Canadian] pre-bid integration rules."
Trading in Securities of Fairmont, page 15
6. We note that, "Pursuant to a normal course issuer bid, Fairmont purchased an aggregate of 2,526,700 Shares between June 21, 2005 and
December 21, 2005 . . . ."  Please revise to provide the
information
required by Item 6 of Schedule 14D-9 with respect to the company. Consents of Financial Advisors, page 20
7. We note the disclaimer in the last sentence of each consent that the "[financial advisor does] not intend that any persons other than the Special Committee or the Board of Directors rely upon such opinion." We also note the disclaimer in the last paragraph of each opinion. As this disclosure is inconsistent with the disclosure of the opinions in the document, please revise each paragraph on this page and each opinion included with the document to eliminate these disclaimers.
8. Revise to disclose the material terms of the compensation and other arrangements with each financial advisor. See Item 1009(a) of
Regulation M-A.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
??

??

??

??

Morris J. Kramer, Esq.
David J. Friedman, Esq.
December 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE